PricewaterhouseCoopers Audit
63, rue de Villiers
92208 Neuilly-sur-Seine Cedex

BDO Paris
43-47 avenue de la Grande Armée
75116 Paris

BOFA SECURITIES EUROPE SA

Rapport des commissaires aux comptes sur les comptes annuels

Exercice clos le 31 décembre 2025

PricewaterhouseCoopers Audit
63, rue de Villiers
92208 Neuilly-sur-Seine Cedex

BDO Paris
43-47 avenue de la Grande Armée
75116 Paris

Rapport des commissaires aux comptes sur les comptes annuels

Exercice clos le 31 décembre 2025

A l'assemblée générale
BofA Securities Europe SA
51 rue la Boétie
75008 PARIS

Opinion

En exécution de la mission qui nous a été confiée par vos statuts pour le cabinet PricewaterhouseCoopers Audit et par votre assemblée générale pour le cabinet BDO Paris , nous avons effectué l'audit des comptes annuels de la société BofA Securities Europe SA relatifs à l'exercice clos le 31 décembre 2025, tels qu'ils sont joints au présent rapport.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

L'opinion formulée ci-dessus est cohérente avec le contenu de notre rapport au comité d'audit.

Fondement de l'opinion

Référentiel d'audit

Nous avons effectué notre audit selon les normes d'exercice professionnel applicables en France. Nous estimons que les éléments que nous avons collectés sont suffisants et appropriés pour fonder notre opinion.

Les responsabilités qui nous incombent en vertu de ces normes sont indiquées dans la partie « Responsabilités des commissaires aux comptes relatives à l'audit des comptes annuels » du présent rapport.

Indépendance

Nous avons réalisé notre mission d'audit dans le respect des règles d'indépendance prévues par le code de commerce et par le code de déontologie de la profession de commissaire aux comptes sur la période du 1er janvier 2025 à la date d'émission de notre rapport, et notamment nous n'avons pas fourni de services interdits par l'article 5, paragraphe 1, du règlement (UE) n° 537/2014.

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Exercice clos le 31 décembre 2025 - Page 2

Observations

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur :
- Les notes 8 « Opérations avec la clientèle – Passif » et 9 « Autres passifs » de l'annexe aux comptes annuels qui exposent les incidences de la correction d'erreur relative à la présentation des fonds ségrégués ;
- Les incidences de la première application du règlement ANC n°2023-03 du 7 juillet 2023 en coordination avec le règlement ANC n° 2022-06 du 4 novembre 2022 modifiant le règlement ANC n°2014-07 relatif aux comptes des entreprises du secteur bancaire, applicable à compter du 1er janvier 2025 exposées dans le paragraphe « Changement de méthode comptable » de l'annexe aux comptes annuels.

Justification des appréciations – Points clés de l'audit

En application des dispositions des articles L.821-53 et R.821-180 du code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les points clés de l'audit relatifs aux risques d'anomalies significatives qui, selon notre jugement professionnel, ont été les plus importants pour l'audit des comptes annuels de l'exercice, ainsi que les réponses que nous avons apportées face à ces risques.

Les appréciations ainsi portées s'inscrivent dans le contexte de l'audit des comptes annuels pris dans leur ensemble et de la formation de notre opinion exprimée ci-avant. Nous n'exprimons pas d'opinion sur des éléments de ces comptes annuels pris isolément.

Risque identifié	*Notre réponse*
BofA Securities Europe SA détient un portefeuille d'instruments dérivés pour lesquels la juste valeur est enregistrée au bilan, à l'actif et au passif, en prenant en compte la valeur de marché. Pour certains de ces instruments dérivés, la valeur de marché ne peut être déterminée sur la base de prix cotés ou de paramètres observables. La valorisation de tels instruments financiers requiert l'utilisation de modèles reposant sur de nombreux paramètres, dont certains sont non observables. La valeur de marché qui en résulte peut faire l'objet d'ajustements par ailleurs afin de prendre en compte certains risques spécifiques tels que le risque de liquidité, de crédit ou de contrepartie. Les techniques retenues par la direction générale pour mesurer la valeur de marché du portefeuille d'instruments dérivés peuvent donc reposer sur des estimations significatives en fonction des modèles et paramètres utilisés. Au 31 décembre 2025, la juste valeur des instruments dérivés représente à l'actif 3 600 millions d'euros en instruments conditionnels achetés et 29 352 millions	Avec l'aide de nos experts en valorisation et modélisation financière, nous avons examiné les processus et contrôles clés opérés et sur lesquels se repose BofA Securities Europe afin d'identifier, évaluer et enregistrer les variations de valeur de marché des instruments dérivés, en particulier ceux concernant : • l'approbation et la revue périodique par la direction générale des modèles utilisés lors du calcul de la valeur de marché des instruments dérivés ; • l'approbation et la revue périodique par la direction générale des modèles utilisés pour déterminer les ajustements de valorisation au titre du risque de crédit ; • la vérification indépendante des prix et des paramètres pris en compte dans les modèles. Sur la base d'échantillons, nous avons réalisé des tests substantifs portant sur : • la réalisation de contre-valorisation indépendante du prix de certaines positions en utilisant nos propres modèles ;

BOFA SECURITIES EUROPE SA
Rapport des commissaires aux comptes sur les comptes annuels
Exercice clos le 31 décembre 2025 - Page 3

d'euros en comptes d'ajustement, et au passif pour 4 310 millions d'euros en instruments conditionnels vendus et 31 356 millions d'euros en comptes d'ajustement.

En raison du caractère significatif de ces encours à l'actif et au passif et du recours au jugement dans la détermination de la valeur de marché, nous estimons que l'évaluation des instruments dérivés constitue un point clé de l'audit.

- l'analyse de la pertinence des hypothèses retenues et des paramètres utilisés pour déterminer les prix et ajustements de valorisation.

Nous avons également examiné les informations spécifiques relatives à la valorisation des instruments dérivés publiées en annexe des comptes annuels.

Pour plus d'informations, se référer aux notes annexes 5, 6, 9 et 10 des états financiers annuels.

Vérifications spécifiques

Nous avons également procédé, conformément aux normes d'exercice professionnel applicables en France, aux vérifications spécifiques prévues par les textes légaux et réglementaires.

Informations données dans le rapport de gestion et dans les autres documents sur la situation financière et les comptes annuels adressés aux actionnaires

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les autres documents sur la situation financière et les comptes annuels adressés aux actionnaires à l'exception du point ci-dessous.

La sincérité et la concordance avec les comptes annuels des informations relatives aux délais de paiement mentionnées à l'article D.441-6 du code de commerce appellent de notre part l'observation suivante :

Comme indiqué dans le rapport de gestion, ces informations n'incluent pas les opérations bancaires et les opérations connexes, votre société considérant qu'elles n'entrent pas dans le périmètre des informations à produire.

Informations relatives au gouvernement d'entreprise

Nous attestons de l'existence, dans la section du rapport de gestion du conseil d'administration consacrée au gouvernement d'entreprise, des informations requises par les articles L.225-37-4 du code de commerce.

Autres vérifications ou informations prévues par les textes légaux et réglementaires

Désignation des commissaires aux comptes

Nous avons été nommés commissaires aux comptes de la société BofA Securities Europe SA par vos statuts du 24 septembre 2018 pour le cabinet PricewaterhouseCoopers Audit et par votre assemblée générale extraordinaire du 19 novembre 2018 pour le cabinet BDO Paris.

BOFA SECURITIES EUROPE SA
Rapport des commissaires aux comptes sur les comptes annuels
Exercice clos le 31 décembre 2025 - Page 4

Au 31 décembre 2025, les cabinets PricewaterhouseCoopers Audit et BDO Paris étaient dans la 7ème année de leur mission sans interruption, dont trois années depuis que la société est devenue établissement de crédit et d'investissement.

Responsabilités de la direction et des personnes constituant le gouvernement d'entreprise relatives aux comptes annuels

Il appartient à la direction d'établir des comptes annuels présentant une image fidèle conformément aux règles et principes comptables français ainsi que de mettre en place le contrôle interne qu'elle estime nécessaire à l'établissement de comptes annuels ne comportant pas d'anomalies significatives, que celles-ci proviennent de fraudes ou résultent d'erreurs.

Lors de l'établissement des comptes annuels, il incombe à la direction d'évaluer la capacité de la société à poursuivre son exploitation, de présenter dans ces comptes, le cas échéant, les informations nécessaires relatives à la continuité d'exploitation et d'appliquer la convention comptable de continuité d'exploitation, sauf s'il est prévu de liquider la société ou de cesser son activité.

Il incombe au comité d'audit de suivre le processus d'élaboration de l'information financière et de suivre l'efficacité des systèmes de contrôle interne et de gestion des risques, ainsi que le cas échéant de l'audit interne, en ce qui concerne les procédures relatives à l'élaboration et au traitement de l'information comptable et financière.

Les comptes annuels ont été arrêtés par le conseil d'administration.

Responsabilités des commissaires aux comptes relatives à l'audit des comptes annuels

Objectif et démarche d'audit

Il nous appartient d'établir un rapport sur les comptes annuels. Notre objectif est d'obtenir l'assurance raisonnable que les comptes annuels pris dans leur ensemble ne comportent pas d'anomalies significatives. L'assurance raisonnable correspond à un niveau élevé d'assurance, sans toutefois garantir qu'un audit réalisé conformément aux normes d'exercice professionnel permet de systématiquement détecter toute anomalie significative. Les anomalies peuvent provenir de fraudes ou résulter d'erreurs et sont considérées comme significatives lorsque l'on peut raisonnablement s'attendre à ce qu'elles puissent, prises individuellement ou en cumulé, influencer les décisions économiques que les utilisateurs des comptes prennent en se fondant sur ceux-ci.

Comme précisé par l'article L.821-55 du code de commerce, notre mission de certification des comptes ne consiste pas à garantir la viabilité ou la qualité de la gestion de votre société.

Dans le cadre d'un audit réalisé conformément aux normes d'exercice professionnel applicables en France, le commissaire aux comptes exerce son jugement professionnel tout au long de cet audit. En outre :

- il identifie et évalue les risques que les comptes annuels comportent des anomalies significatives, que celles-ci proviennent de fraudes ou résultent d'erreurs, définit et met en œuvre des procédures d'audit face à ces risques, et recueille des éléments qu'il estime suffisants et appropriés pour fonder son opinion. Le risque de non-détection d'une anomalie significative provenant d'une fraude est plus élevé que celui d'une anomalie significative résultant d'une erreur, car la fraude peut impliquer la collusion, la falsification, les omissions volontaires, les fausses déclarations ou le contournement du contrôle interne ;

BOFA SECURITIES EUROPE SA
Rapport des commissaires aux comptes sur les comptes annuels
Exercice clos le 31 décembre 2025 - Page 5

- il prend connaissance du contrôle interne pertinent pour l'audit afin de définir des procédures d'audit appropriées en la circonstance, et non dans le but d'exprimer une opinion sur l'efficacité du contrôle interne ;

- il apprécie le caractère approprié des méthodes comptables retenues et le caractère raisonnable des estimations comptables faites par la direction, ainsi que les informations les concernant fournies dans les comptes annuels ;

- il apprécie le caractère approprié de l'application par la direction de la convention comptable de continuité d'exploitation et, selon les éléments collectés, l'existence ou non d'une incertitude significative liée à des événements ou à des circonstances susceptibles de mettre en cause la capacité de la société à poursuivre son exploitation. Cette appréciation s'appuie sur les éléments collectés jusqu'à la date de son rapport, étant toutefois rappelé que des circonstances ou événements ultérieurs pourraient mettre en cause la continuité d'exploitation. S'il conclut à l'existence d'une incertitude significative, il attire l'attention des lecteurs de son rapport sur les informations fournies dans les comptes annuels au sujet de cette incertitude ou, si ces informations ne sont pas fournies ou ne sont pas pertinentes, il formule une certification avec réserve ou un refus de certifier ;

- il apprécie la présentation d'ensemble des comptes annuels et évalue si les comptes annuels reflètent les opérations et événements sous-jacents de manière à en donner une image fidèle.

Rapport au comité d'audit

Nous remettons au comité d'audit un rapport qui présente notamment l'étendue des travaux d'audit et le programme de travail mis en œuvre, ainsi que les conclusions découlant de nos travaux. Nous portons également à sa connaissance, le cas échéant, les faiblesses significatives du contrôle interne que nous avons identifiées pour ce qui concerne les procédures relatives à l'élaboration et au traitement de l'information comptable et financière.

Parmi les éléments communiqués dans le rapport au comité d'audit figurent les risques d'anomalies significatives, que nous jugeons avoir été les plus importants pour l'audit des comptes annuels de l'exercice et qui constituent de ce fait les points clés de l'audit, qu'il nous appartient de décrire dans le présent rapport.

Nous fournissons également au comité d'audit la déclaration prévue par l'article 6 du règlement (UE) n° 537-2014 confirmant notre indépendance, au sens des règles applicables en France telles qu'elles sont fixées notamment par les articles L.821-27 à L.821-34 du code de commerce et dans le code de déontologie de la profession de commissaire aux comptes. Le cas échéant, nous nous entretenons avec le comité d'audit des risques pesant sur notre indépendance et des mesures de sauvegarde appliquées.

Fait à Neuilly-sur-Seine et Paris, le 30 mars 2026

Les commissaires aux comptes

PricewaterhouseCoopers Audit

DocuSigned by:

Pierre Clavié
011B7C9658A9494...

Pierre Clavié

BDO Paris

DocuSigned by:

Vincent Génibrel
88683E3422AC47A...

Vincent Génibrel

BofA SECURITIES EUROPE SA

COMPTES ANNUELS
ARRETES AU 31 DECEMBRE 2025

SOCIÉTÉ ANONYME AU CAPITAL SOCIAL DE EUR 9,352,760,000

51 RUE LA BOETIE, 75008 PARIS FRANCE
RCS 842 602 690

BofA Securities Europe SA

BofA Securities Europe SA

ACTIF
AU 31 DECEMBRE 2025

	Note	31 Décembre 2025 €M	31 Décembre 2024 €M
Caisse, banques centrales, CCP	1	2,703	4,551
Effets publics et valeurs assimilées	2	17,072	14,005
Créances sur les établissements de crédit et assimilés	3	8,795	6,422
Opérations avec la clientèle	4	22,488	24,873
Obligations et autres titres à revenu fixe	2	3,160	2,865
Actions et autres titres à revenue variable	2	8,747	7,399
Participations et autres titres détenus à long terme		-	-
Parts dans les entreprises liées		-	-
Immobilisations incorporelles		-	-
Immobilisations corporelles		-	-
Capital souscrit non versé		-	-
Actions propres		-	-
Autres actifs	5	17,163	19,721
Comptes de régularisation	6	32,079	30,673
Total de l'actif		**112,207**	**110,509**

BofA Securities Europe SA

PASSIF
AU 31 DECEMBRE 2025

	Note	31 Décembre 2025 €M	31 Décembre 2024 €M
Banques centrales et CCP		-	-
Dettes envers les établissements de crédit et assimilés	7	4,928	5,788
Opérations avec la clientèle*	8	25,175	24,248
Dettes représentées par un titre		-	-
Autres passifs*	9	37,105	36,054
Comptes de régularisation	10	33,773	33,400
Provisions	11	218	176
Dettes subordonnées	12	1,340	1,340
Fonds pour risques bancaires généraux (FRBG)		-	-
Capitaux Propres hors FRBG	**13**	**9,668**	**9,503**
Capital *souscrit*		9,352	9,352
Primes d'émission		-	-
Réserves		7	4
Ecart de réévaluation		-	-
Provisions réglementées et subventions		-	-
Report à nouveau (+/-)		144	86
Résultat de l'exercice (+/-)		165	61
Total du passif		**112,207**	**110,509**

* Correction de la présentation des fonds ségrégués décrite dans les notes ci-dessous

BofA Securities Europe SA

HORS BILAN
AU 31 DECEMBRE 2025

	Note	31 Décembre 2025 €M	31 Décembre 2024 €M
Engagements de financement		**4,053**	**3,218**
Reçus		4,053	3,218
Donnés		-	-
Engagements de garantie		-	-
Reçus		-	-
Donnés		-	-
Engagements sur titres		-	-
Reçus		-	-
Donnés		-	-
Total		**4,053**	**3,218**

Au 31 décembre 2025, six lignes de financement confirmées ont été accordées à BofA Securities Europe SA (ci-après « la Société ») par une société du groupe (2024 : quatre lignes confirmées).
Ces lignes confirmées représentent 6 394 millions EUR d'engagements de financement reçus (2024 : 4 558 millions EUR), dont 2 341 millions EUR ont été utilisés par l'entité (2024 : 1 340 millions EUR).
Les lignes confirmées comprennent cinq lignes de dette subordonnée (2024 : trois lignes de dette subordonnée) avec une limite de crédit de 3 841 millions EUR (2024 : 1 670 millions EUR), dont 2 341 millions EUR ont été utilisés (2024 : 1 340 millions EUR).

La Société dispose de trois accords de prêt non contraignants avec des entités affiliées : trois en tant qu'emprunteur et un en tant que prêteur (2024 : quatre facilités, trois en tant qu'emprunteur, une en tant que prêteuse). Le montant total pouvant être demandé au titre de ces facilités non confirmées s'élève à 12 277 millions EUR en emprunts (2024 : 15 131 millions EUR), dont 10 629 millions EUR non utilisés (2024 : 12 279 millions EUR). Aucun prêt n'a été consenti (2024 : 77 millions EUR, entièrement non utilisés).

BofA Securities Europe SA

COMPTE DE RESULTAT
ARRETES AU 31 DECEMBRE 2025

	Note	31 Décembre 2025 €M	31 Décembre 2024 €M
+ Intérêts et produits assimilés	17	3,845	5,933
- Intérêts et charges assimilées	18	3,689	5,727
+ Commissions (produits)	19	344	354
- Commissions (charges)	19	246	246
+/- Gains ou pertes sur opérations des portefeuilles de négociation	20	837	611
+/- Gains ou pertes sur opérations des portefeuilles de placement et assimilés	21	4	5
+ Autres produits d'exploitation bancaire	22	381	310
- Autres Charges d'exploitation bancaire	22	423	371
Produit net bancaire		**1,053**	**869**
- Charges générales d'exploitation	23	774	770
- Dotations aux amortissements et aux dépréciations des immobilisations incorporelles et corporelles		-	-
Résultat brut d'exploitation		**279**	**99**
- Coût du risque	24	-	-
Résultat d'exploitation		**279**	**99**
+/- Gains ou pertes sur actifs immobilisés		-	-
Résultat courant avant impôt		**279**	**99**
+/- Résultat exceptionnel		-	-
- Impôt sur les bénéfices	25	114	38
+/- Dotations/reprises du Fonds pour Risques Bancaires Généraux		-	-
Résultat net	13	**165**	**61**

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

Les annexes font partie intégrante des comptes annuels.

Durée de l'exercice comptable

Les états financiers présentés couvrent l'exercice clôturant le 31 décembre 2025. La période comparative couvre l'exercice clos le 31 décembre 2024.

Changement de méthode comptable

L'Autorité des Normes Comptables (ANC) a publié le 7 juillet 2023 le règlement n° 2023-03 modifiant divers règlements de l'ANC en coordination avec le règlement ANC n°2022-06 du 22 novembre 2022 relatif à la modernisation des états financiers. Ce règlement modifie le règlement ANC n°2014-07 du 26 novembre 2014 relatif aux comptes des entreprises du secteur bancaire, en supprimant notamment la notion de transfert de charge au poste « Autres produits d'exploitation bancaire » et en ajoutant un tableau normalisé distinguant les montants de provisions utilisés et non utilisés dans la note 11 sur les Provisions.

L'application de ces règlements est sans incidence majeures sur les états financiers au 31 décembre 2025.

Principes comptables

Les états financiers ont été préparés conformément au règlement ANC n° 2014-07 (26 novembre 2014) qui regroupe dans un règlement unique l'ensemble des normes comptables applicables aux établissements de crédit.

Dates d'opération et de règlement

Les ventes et achats de titres sont comptabilisés conformément à l'article 2371-4 du Règlement ANC 2014-07.
   o   Les opérations de financement sur titres sont comptabilisées en date de règlement/livraison
   o   Les instruments financiers de négociation sont comptabilisés ou décomptabilisés en date de transaction. La Société enregistre la vente de titres à la date de la transaction et décomptabilise les titres correspondants de son portefeuille de titres.

Obligations et titres à revenu fixe et actions et autres titres à revenu variable

Le portefeuille de titres de la Société est constitué de titres de transaction et de titres de placement.

   o   Titres de transaction

Les titres de transactions sont comptabilisés à leur juste valeur, intérêts compris (le cas échéant). Les coûts d'acquisition sont enregistrés en compte de résultat dans la rubrique "commissions".
La détermination de la juste valeur du portefeuille de titres de transaction repose essentiellement sur les cours des marchés actifs, où les prix sont établis en fonction de cotations en continue ou sur l'observation de transactions. Les titres sont évalués quotidiennement et les changements de juste valeur sont enregistrés au compte de résultat dans la rubrique "gains ou pertes sur opérations de portefeuille de négociation".

   o   Titres de placement

Les titres de placement sont enregistrés à la date de leur acquisition pour leur prix d'acquisition qui inclut les frais d'acquisition.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

Lorsque le prix d'acquisition des titres à revenu fixe est supérieur au montant à recevoir en date de remboursement, la différence est amortie sur la durée de vie résiduelle des titres. Lorsque le prix d'acquisition des titres à revenu fixe est inférieur au montant de leur remboursement, la différence est portée en produits sur la durée de vie résiduelle des titres.

À chaque arrêté comptable, les moins-values latentes ressortant de la différence entre la valeur comptable, corrigée des amortissements et reprises de différence, et le prix de marché des titres font l'objet d'une dépréciation qui peut être appréciée par ensembles homogènes de titres, sans compensation avec les plus-values constatées sur les autres catégories de titres. Le portefeuille de placement de la Société a été constitué d'effets publics tout au long de l'exercice.

Opérations de pension livrée

La Société conclut des accords de mise ou prise de pension pour le compte de ses clients mais également pour bénéficier des écarts de taux d'intérêt afin d'obtenir de la trésorerie pour financer son portefeuille titre. Toutes les opérations de pension livrées sont comptabilisées conformément au Règlement ANC 2014-07.
Dans le cas d'un prêt, les titres sont maintenus au bilan et il y a lieu d'enregistrer au passif le montant encaissé représentatif de la dette à l'égard de la contrepartie sous la rubrique "Titres donnés en pension livrée". Lorsqu'il s'agit d'une prise en pension, le montant décaissé est enregistré à l'actif pour représenter la créance sur le cédant, dans la catégorie "Titres reçus en pension livrée".

La rémunération de ces transactions est comptabilisée en "Intérêts sur opérations avec les établissements de crédit et avec la clientèle".

Les intérêts sur ces transactions sont enregistrés en « intérêts courus créditeur ou débiteur sur opérations de pension » et présentés dans une ligne séparée dans les notes 3, 4, 7 et 8.

Prêts et emprunts de titres

A la date du contrat de prêt, les titres prêtés sont décomptabilisés du portefeuille de titres et remplacés par une créance représentative de la valeur comptable des titres sous-jacents. A chaque arrêté comptable, la créance représentative des titres est réévaluée selon les règles applicables aux titres prêtés.

Les titres empruntés sont comptabilisés dans le portefeuille de négociation uniquement lorsque les accords fournissent à l'emprunteur le droit de réutiliser les titres (conformément au Code français monétaire et financier, art. L 211-38.III). Une dette représentative de ces titres (réévaluée à chaque arrêté comptable à leur juste valeur) est comptabilisée en "autres passifs". Le montant des titres empruntés et des titres reçus dans le cadre d'un contrat de garantie financière et réutilisés, classé parmi les titres de transaction, est présenté en déduction des dettes représentatives de la valeur des titres identiques empruntés ou reçus dans le cadre d'un contrat de garantie financière et réutilisés (à concurrence du montant de la dette), sauf lorsque les emprunts de titres sont adossés contre espèces conformément au règlement ANC 2020-10.

La rémunération de ces opérations est enregistrée dans le compte de résultat dans la rubrique "intérêt" au prorata temporis.

Les titres donnés ou reçus en garantie des opérations d'emprunt ou de prêt de titres sont comptabilisés de manière symétrique aux opérations de prêt et emprunt de titres.

Instruments Financiers à Terme et Conditionnels

Les instruments financiers à terme traités par la Société relèvent uniquement d'opérations de marché, qui peuvent être négociés sur un marché organisé ou assimilé à un marché organisé, ou de gré-à-gré. La Société ne traite pas d'instruments financiers à terme dans le cadre de la comptabilité de couverture.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

Pour les instruments dérivés sur les marchés organisés, les valorisations sont principalement basées sur les cotations directes du marché ou les transactions observées. La juste valeur des actifs et passifs dérivés négociés sur le marché de gré à gré (over-the-counter, "OTC" au sens de l'article 2515-1 & 2 du règlement ANC-2014-07) est déterminée à l'aide de modèles quantitatifs qui utilisent de nombreuses données de marché, notamment les taux d'intérêt, les cours et les indices, afin de générer des courbes de rendement continu ou de cours et des facteurs de volatilité, lesquels sont utilisés afin d'évaluer la position. La majeure partie des données de marché peuvent être confirmées par des sources externes, notamment des courtiers, des opérations du marché et des services tiers d'évaluation. Lorsque la Société fait appel à des services tiers d'évaluation, elle vérifie les méthodes et les hypothèses retenues. La juste valeur des actifs et passifs dérivés intègre, si nécessaire, des ajustements au titre de la liquidité du marché, de la qualité du crédit de la contrepartie et d'autres facteurs propres à la transaction.

En outre, la Société intègre dans son évaluation de la juste valeur des instruments dérivés négociés de gré à gré un correctif d'évaluation afin de tenir compte du risque de crédit lié à la position nette.
  - o Afin d'ajuster l'évaluation du risque de crédit, les positions sont compensées par celles de la contrepartie, et la juste valeur des positions nettes acheteurs est ajustée en fonction du risque de contrepartie alors que la juste valeur des positions nettes vendeurs est ajustée pour le risque de crédit de la Société.
  - o La Société intègre les ajustements de l'évaluation du financement à ses estimations de la juste valeur de sorte à intégrer les coûts de financement des dérivés non garantis et des dérivés pour lesquels la Société n'est pas autorisée à utiliser les biens qu'elle reçoit en garantie. Une estimation de l'importance des pertes, qui repose principalement sur les données de marché, est également faite aux fins de déterminer la juste valeur.
  - o Enfin, les valorisations tiennent également compte de la valeur actualisée des frais de gestion futurs.

Lors de la comptabilisation initiale, les montants nominaux des dérivés sont enregistrés au hors bilan.

La Société conclut des conventions-cadre de compensation avec ses contreparties. Ces dispositions sont couramment utilisées pour assurer une protection contre les pertes en cas de faillite ou d'autres circonstances qui font qu'une contrepartie n'est pas en mesure de s'acquitter de ses obligations. De plus, afin de réduire le risque de perte, la Société exige habituellement des garanties autorisées par les Conventions ou leurs annexes.

Dérivés

Les primes versées ou reçues à l'achat ou la vente des contrats d'option sont respectivement enregistrées en "autres actifs/passifs". Les différences résultant de la variation de juste valeur des primes afférentes aux contrats d'option par référence au cours de marché sont portées en compte de résultat. La contrepartie de ces variations est enregistrée dans les comptes d'actif et de passif où sont enregistrées les primes initiales.

Les gains et pertes résultant des variations de la juste valeur des primes des contrats d'options, déterminées par référence aux prix du marché, sont reflétées dans le compte de résultat dans le poste "gains ou pertes sur opérations des portefeuilles de négociation".

Les valeurs de marché positives ou négatives des contrats d'instruments financiers à terme sont respectivement enregistrées en comptes de régularisation à l'actif ou au passif.
Les mouvements de juste valeur de marché des instruments financiers à terme sont enregistrés dans le poste "gains ou pertes sur opérations des portefeuilles de négociation". La contrepartie au bilan est enregistrée dans les comptes de régularisation.

Transactions en devise étrangère

Les états financiers ont été produits en euros, devise de référence de l'entité. Les transactions en devise sont converties en euros en utilisant les taux de change applicables aux dates des transactions.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

Les actifs et passifs monétaires libellés en devise sont ensuite convertis à nouveau en euros aux taux de de la banque centrale européenne à la date de clôture. Les gains et pertes de change sur les actifs et passifs monétaires sont pris en compte dans le compte de résultat, dans le "solde des opérations de change".

Comptabilisation des attributions d'actions gratuites du Groupe aux salariés

La Société attribue aux salariés des droits à actions du Groupe Bank of America Corporation (BAC) dans le cadre des différents programmes incitatifs de rémunération. Une dette représentative (i) du coût de l'émission des titres de BAC et (ii) des charges sociales afférentes est représentée au bilan au sein de la rubrique "provisions pour risques et charges" et au compte de résultat en "charges générales d'exploitation".

La charge associée est comptabilisée proportionnellement sur la période d'acquisition, déduction faite des annulations estimées, à moins que le salarié ne soit en mesure de faire valoir ses droits à la retraite. La charge relative aux actions attribuées est ajustée et reflète la juste valeur des actions au prix du dernier jour de cotation de l'exercice comptable.

Dans le cas d'attributions accordées aux employés admis à faire valoir leurs droits à la retraite, BofASE provisionne le coût au cours de la période précédant l'attribution. Dans le cas des employés qui deviennent admissibles à la retraite au cours de la période d'acquisition, la Société répartit la charge sur la période comprise entre la date d'attribution et la date à laquelle l'employé devient admissible à la retraite, déduction faite des annulations estimées.

Immobilisations corporelles et incorporelles

BofASE ne dispose d'aucune immobilisation corporelle ou incorporelle. En effet, la Société est sous-locataire de son siège social et bénéficie de l'ensemble des prestations de services associées aux matériels et/ou outillages. BofASE s'acquitte à ce titre de charges refacturées pour les contrats de location et d'achat de services généraux et qui sont représentés dans le poste "charges générales d'exploitation" au compte de résultat.

Dette subordonnée

La dette subordonnée figurant au passif, comprend des tirages sur une ligne de prêt subordonné non garanti. En cas de défaut, la dette subordonnée est secondaire face aux dettes de premier rang mais prioritaire sur les capitaux propres.

Les intérêts courus non échus sur dettes subordonnées sont comptabilisés dans un compte dédié dans la note 12 Dettes subordonnées. Les charges d'intérêts sur dettes subordonnées sont quant à elles représentées dans la note 18 Intérêts et charges assimilées.

Comptabilité des revenus et charges

Produits et charges d'intérêts

Les produits et charges d'intérêts sont calculés en fonction de la durée et du montant de la créance ou de l'engagement donné.

Solde en bénéfice ou perte sur opérations sur titres de transaction

Les revenus de négociation comprennent les gains et les pertes réalisés et non réalisés sur la négociation, y compris les revenus de dividendes sur les actions. Les gains latents, qui représentent les variations de la juste valeur des stocks, sont comptabilisés dans les produits de négociation à mesure qu'ils se produisent.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

Autres produits et charges d'exploitation bancaire

Les "autres revenus et charges d'exploitation bancaire" sont constitués des charges refacturées aux sociétés du Groupe ou payées en remboursement de la Société pour les dépenses encourues pour leur valeur nominale. Ce revenu est généré par les services de la Société du Groupe. Les produits tirés des frais de service sont calculés selon les principes de pleine concurrence conformément à la politique de prix de transfert globale de BAC.

Commissions

Services de placement et de courtage

Les commissions issues de l'exécution d'ordres pour le compte des clients sont comptabilisées en date d'exécution des opérations. Les revenus de commissions générés par les opérations sur le marché des actions sont comptabilisés frais de courtage, de compensation et de change connexes inclus.

Revenus des services d'investissement

Les revenus des services d'investissement des métiers Equity Capital Market et Debt Capital Market comprennent les activités sur les marchés des actions et les marchés obligataires. Les revenus de ces services sont comptabilisés lorsque les obligations de performance liées aux transactions sous-jacentes sont achevées.

Engagements sociaux

En date de clôture, la Société évalue ses obligations en matière d'engagements sociaux y compris ses obligations en matière d'indemnité de départ à la retraite. Les indemnités sont déterminées sur la base d'hypothèses actuarielles selon la méthode dite des Unités de Crédit Projetées.

Congés sabbatique et avantages long-terme aux employés

Ces avantages sont explicités en note 11 des états financiers. Le calcul de ces avantages est réalisé par un actuaire indépendant et qui prend en compte les règles de calcul définies par la norme comptable IAS19 ainsi que sur les principales hypothèses résumées ci-dessous

- Taux d'actualisation: 3.65% (congés sabbatique)
- Taux d'actualisation: 3.4% (avantages long-terme)
- Pourcentage d'augmentation des salaires (hors inflation) : 3.00%
- Taux d'inflation : 2.00%
- Taux de mortalité : INSEE 2019/2021 (Hommes / Femmes)
- Diminution de l'indice de départ à la retraite :
  - Avant 45 ans : 15%
  - Entre 45 ans et 49 ans : 10%
  - Entre 50 ans et 54 ans : 5%
  - Entre 55 ans et 59 ans : 3%
  - A partir de 60 ans : 0%

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

Provision pour indemnité de départ à la retraite

L'estimation actuelle de la provision d'indemnité de départ à la retraite est réalisée par un actuaire qui s'appuie sur les règles de la Convention Collective en vigueur (Convention collective nationale des activités de marché, IDCC 2931) et sur la base des hypothèses ci-dessous :

- Taux d'actualisation : 4.25%
- Pourcentage d'augmentation des salaires (hors inflation) : 3.00%
- Taux d'inflation : 2.00%
- Taux de mortalité : INSEE 2019/2021 (Hommes / Femmes)
- Diminution de l'indice de départ à la retraite :
  - Avant 45 ans : 15%
  - Entre 45 ans et 49 ans : 10%
  - Entre 50 ans et 54 ans : 5%
  - Entre 55 ans et 59 ans : 3%
  - A partir de 60 ans : 0%

L'estimation actuelle de cette provision est explicitée en note 11 Provisions.

Fonds de garantie des dépôts et de résolution

Pour le fonds de garantie des dépôts, le montant cumulé des contributions versées par BofASE à la disposition du fonds au titre des mécanismes de dépôts, cautions et titres représente 0.1 millions d'euros (2024 : 0.5 millions d'euros). Les cotisations au titre de l'exercice 2025 (contributions non remboursables en cas de retrait volontaire d'agrément) représentent 0 millions d'euros. (2024 : 0.1 millions d'euros). Les contributions versées sous forme de certificats d'associé ou d'association et de dépôts de garantie espèces qui sont inscrits à l'actif du bilan s'élèvent à 0.1 millions d'euros (2024 : 0.4 millions d'euros).

Au 31 décembre 2025, 0 million d'euros (2024 : 0.2 million d'euros) sont comptabilisés en hors-bilan au titre du dépôt couvrant l'engagement de paiement souscrit dans le contrat cadre d'engagement irrévocable de paiement et de garantie financière relatif au mécanisme des titres. La contribution versée au titre du dépôt est quant à elle inscrite dans le poste « autres actifs » pour le même montant

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

1 Caisse, banques centrales, CCP

	31 Décembre 2025 *€M*	31 Décembre 2024 *€M*
Banques centrales	2,703	4,551
Total	**2,703**	**4,551**

Ce poste représente les avoirs de la Société auprès de la Banque de France pour un montant total de 2 703 millions d'euros en date de clôture (2024 : 4 551 millions d'euros).

2 Portefeuille de titres

La majorité des titres détenus par la Société sont enregistrés en titres de transaction. L'ensemble de ces titres sont cotés sur des marchés organisés.

Les titres détenus dans le portefeuille de placement sont constitués d'obligations d'Etats détenues à des fins de gestion de trésorerie.

Confère la section "Obligations et titres à revenu fixe et actions et autres titres à revenu variable" des principes comptables pour le traitement comptable du portefeuille de titres de transaction et de placement.

Ventilation du portefeuille de titres par type d'émetteur 2025:

31 Décembre 2025

	Organisme public *€M*	Autres types d'émeteurs *€M*	Total *€M*
Titres de transaction	16,112	11,907	28,019
Effets publics et valeurs assimilées	16,112	-	16,112
Obligations et autres titres à revenus fixe	-	3,160	3,160
Actions et autres titres à revenus variables	-	8,747	8,747
Titres de placement	960	-	960
Effets publics et valeurs assimilées	960	-	960
Total	**17,072**	**11,907**	**28,979**

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

2 Portefeuille de titres (suite)

<u>Ventilation du portefeuille de titres par type d'émetteur 2024:</u>

31 Décembre 2024

	Organisme public €M	Autres types d'émeteurs €M	Total €M
Titres de transaction	13,247	10,264	23,511
Effets publics et valeurs assimilées	13,247	-	13,247
Obligations et autres titres à revenus fixe	-	2,865	2,865
Actions et autres titres à revenus variables	-	7,399	7,399
Titres de placement	758	-	758
Effets publics et valeurs assimilées	758	-	758
Total	**14,005**	**10,264**	**24,269**

Le portefeuille de titres comprend par ailleurs 12 079 millions d'euros de titres prêtés (2024 : 9 441 millions d'euros) dont :
- Des effets publics et valeurs assimilées pour un montant de 9 813 millions d'euros (2024 : 7 818 millions d'euros)
- Des actions et autres titres à revenus variables pour un montant de 1 215 millions d'euros (2024 : 1358 millions d'euros)
- Des obligations et autres titres à revenus fixe pour un montant de 1 051 millions d'euros (2024: 265 millions d'euros)

La valeur du portefeuille de titres au 31 Décembre 2025 est présentée après déduction d'une valeur de 13 887 millions d'euros (2024 : 11 918 millions d'euros) correspondant aux opérations d'emprunt de titres (non adossés contre espèces) tel que requise par le règlement ANC 2020-10.

Les créances rattachées représentent un total de 100 millions d'euros (2024 : 100 millions d'euros).

BofA Securities Europe SA

**NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025**

2 Portefeuille de titres (suite)

<u>Maturité résiduelle des obligations et autres titres à revenus fixe :</u>

31 Décembre 2025

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Obligations et autres titres à revenus fixe	790	103	995	1,272	3,160
Total	**790**	**103**	**995**	**1,272**	**3,160**

31 Décembre 2024

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Obligations et autres titres à revenus fixe	233	154	995	1,483	2,865
Total	**233**	**154**	**995**	**1,483**	**2,865**

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

3 Créances sur les établissements de crédit et assimilés

	31 Décembre 2025 €M	31 Décembre 2024 €M
Comptes ordinaires débiteurs	506	763
Titres reçus en pension livrée	8,289	5,659
Créances rattachées sur titres reçus en pension livrée	-	-
Total	**8,795**	**6,422**

Les créances sur les établissements de crédits et assimilés représentent 8 289 millions d'euros de titres reçus en pension livrée (2024 : 5 659 millions d'euros) et des comptes ordinaires débiteurs pour 506 millions d'euros (2024 : 763 millions d'euros).

Maturité résiduelle des opérations de pension livrée avec les établissements de crédit et assimilés

31 Decembre 2025

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Titres reçus en pension livrée	8,289	-	-	-	8,289
Total	**8,289**	**-**	**-**	**-**	**8,289**

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

3 Créances sur les établissements de crédit et assimilés (suite)

31 Décembre 2024

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Titres reçus en pension livrée	5,659	-	-	-	5,659
Total	**5,659**	**-**	**-**	**-**	**5,659**

4 Opérations avec la clientèle - Actif

	31 Décembre 2025 €M	31 Décembre 2024 €M
Titres reçus en pension livrée	22,470	24,856
Créances sur titres reçus en pension livrée	15	14
Comptes Ordinaires (débiteur) de la clientéle	3	3
Total	**22,488**	**24,873**

Les opérations avec la clientèle comprennent pour l'essentiel 22 470 millions d'euros de titres reçus en pension livrée (2024 : 24 856 millions d'euros) et 15 millions d'euros d'intérêts à recevoir (2024 : 14 millions d'euros).

Maturité résiduelle des opérations de pension livrée avec la clientèle :

31 Décembre 2025

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Titres reçus en pension livrée	18,869	2,325	-	1,276	22,470
Total	**18,869**	**2,325**	**-**	**1,276**	**22,470**

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

4 Opérations avec la clientèle - Actif (suite)

31 Décembre 2024

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Titres reçus en pension livrée	20,131	3,744	415	566	24,856
Total	**20,131**	**3,744**	**415**	**566**	**24,856**

5 Autres actifs

	31 Décembre 2025 €M	31 Décembre 2024 €M
Instruments conditionnels achetés	3,600	5,760
Contrats sur taux d'intérêt	*1,762*	*1,980*
Contrats sur cours de change	*306*	*1,873*
Contrats sur autres sous-jacents	*1,532*	*1,907*
Dépôt de garanties versés	12,155	12,525
Autres débiteurs divers	1,408	1,436
Total	**17,163**	**19,721**

Les autres contrats d'option correspondent essentiellement à des instruments conditionnels sur actions et indices boursiers pour un montant total de 1 237 millions d'euros (2024 : 1 721 millions d'euros).

Les dépôts de garantie versés correspondent aux appels de marge relatifs aux opérations collatéralisées.

Les autres débiteurs divers représentent essentiellement des créances avec d'autres entités du Groupe notamment le placement d'appels de marge auprès de sociétés du Groupe ou d'autres refacturations intra-Groupe..

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

6 Comptes de régularisation - Actif

	31 Décembre 2025 €M	31 Décembre 2024 €M
Comptes d'ajustement	29,352	28,619
Instruments à terme sur cours de change	4,797	7,757
Instruments à terme sur autres sous-jacents	24,555	20,862
Autres comptes de régularisation	105	75
Opérations non dénouées	2,042	1,597
Comptes d'erreur	580	382
Total	**32,079**	**30,673**

Les comptes d'ajustement correspondent aux instruments financiers à terme fermes (swaps, contrats forward, contrats futures) pour le montant de leur juste valeur.

Les instruments à terme sur autres sous-jacents sont essentiellement constitués des swaps sur taux d'intérêts.

Les "opérations non dénouées" présentent les opérations non encore dénouées dues par d'autres courtiers dans le cadre usuel d'opérations de vente de titres.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

7 Dettes envers les établissements de crédit et assimilés

	31 Décembre 2025 €M	31 Décembre 2024 €M
Titres donnés en pension livrée	4,925	5,785
Dettes rattachées sur titres donnés en pension livrée	3	3
Total	**4,928**	**5,788**

Maturité résiduelle des opérations de pension livrée avec les établissements de crédit et assimilés :

31 Décembre 2025

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Titres donnés en pension livrée	4,925	-	-	-	4,925
Total	**4,925**	**-**	**-**	**-**	**4,925**

31 Décembre 2024

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Titres donnés en pension livrée	5,783	-	-	2	5,785
Total	**5,783**	**-**	**-**	**2**	**5,785**

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

8 Opérations avec la clientèle - Passif

	31 Decembre 2025 €M	31 Decembre 2024 €M
Comptes ordinaires	297	-
Titres donnés en pension livrée	24,869	24,235
Dettes rattachées sur titres donnés en pension livrée	9	13
Total	**25,175**	**24,248**

Maturité résiduelle des titres donnés en pension livrée avec la clientèle

31 Décembre 2025

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Titres donnés en pension livrée	18,595	5,595	20	659	24,869
Total	**18,595**	**5,595**	**20**	**659**	**24,869**

La correction de la présentation en lien avec les fonds ségrégués a augmenté les comptes ordinaires des entités de 0,3 milliards d'euros.

Changement de classification	31/12/2025			31/12/2024*		
	Soldes corrigés	Correction	Solde avant correction	Soldes corrigés	Correction	Solde avant correction
Comptes ordinaires	€0.3Md	€0.3Md	€0.0Md	€0.2Md	€0.2Md	€0.0Md

*L'impact 2024 est uniquement présenté à des fins d'illustration ; les données comparatives n'ont pas été modifiées.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

8 Opérations avec la clientèle – Passif (suite)

31 Décembre 2024

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Titres donnés en pension livrée	19,281	4,183	46	725	24,235
Total	**19,281**	**4,183**	**46**	**725**	**24,235**

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

9 Autres passifs

	31 Décembre 2025 €M	31 Décembre 2024 €M
Instruments conditionnels vendus	4,310	6,050
Contrats sur taux d'intérêt	*1,808*	*2,027*
Contrats sur cours de change	*313*	*1,880*
Contrats sur autres sous-jacents	*2,189*	*2,143*
Vente à découvert	9,563	10,125
Dettes de titres	10,502	7,945
Dépôt de garanties reçus	9,533	8,203
Autres créditeurs divers	3,197	3,731
Total	**37,105**	**36,054**

Les ventes à découvert comprennent des positions de titres courtes :
- Ventes à découvert d'effets publics et de dettes souveraines pour un montant de 7 274 millions d'euros (2024: 7 607 millions d'euros)
- Ventes à découvert d'obligations et de titres à revenu fixe pour un montant de 1 204 millions d'euros (2024: 1 808 millions d'euros)
- Ventes à découvert d'actions et autres titres à revenu variable pour un montant de 1 085 millions d'euros (2024: 710 millions d'euros)

Les autres contrats sur instruments conditionnels vendus correspondent principalement à des dérivés d'options sur actions et d'options sur indices pour un montant total de 1 896 millions d'euros (2024 : 1 959 millions d'euros).

Les 10 502 millions d'euros de financement de titres empruntés (2024 : 7 945 millions d'euros) représentent les montants dus aux prêteurs pour les titres empruntés. La balance au 31 décembre 2025 est présentée après compensation de 13 887 millions d'euros (2024 : 11 793 millions d'euros) avec les actifs correspondants du portefeuille de titres figurant à la note 2 « Obligations et titres à revenu fixe & Actions et autres titres à revenu variable », conformément au règlement ANC n°2020-10.

Les autres créditeurs divers comprennent 1 902 millions d'euros tirés de la ligne de financement non engagée mise à disposition par des entités affiliées détenues en totalité par BAC (2024 : 467 millions d'euros). Les 1 295 millions d'euros restants correspondent à d'autres montants dus aux sociétés affiliées (2024 : 3 264 millions d'euros).

La ligne de financement non engagée provenant des entités affiliées inclut principalement une facilité de 1 001 millions d'euros (2024 : 2 377 millions d'euros) que la société a souscrite en décembre 2023 dans le cadre d'un dispositif d'engagements éligibles afin de satisfaire aux exigences MREL (« exigences minimales de fonds propres et d'engagements éligibles »). Les engagements éligibles prennent la forme de dette Senior Non-Preferred (« SNP ») relevant du droit français (conformément à l'article L.613-30-3-I-4 du Code monétaire et financier).

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

La correction de la présentation en lien avec les fonds ségrégués a diminué le poste dépôt de garanties reçus de l'entité de 0,3 billions d'euros.

Changement de classification	31/12/2025			31/12/2024*		
	Soldes corrigés	Correction	Solde avant correction	Soldes corrigés	Correction	Solde avant correction
Dépôt de garanties reçus	€9.5B	€(0.3)B	€9.8B	€8B	€(0.2)B	€8.2B

*L'impact 2024 est uniquement présenté à des fins d'illustration ; les données comparatives n'ont pas été modifiées.

10 Comptes de régularisation

	31 Décembre 2025 €M	31 Décembre 2024 €M
Comptes d'ajustements	31,356	31,615
Instruments à terme sur cours de change	4,854	8,389
Instruments à terme sur autres sous-jacents	26,502	23,226
Autres comptes de régularisations	15	28
Opérations non dénouées	2,045	1,539
Comptes d'erreur	357	218
Total	**33,773**	**33,400**

La ligne "instruments à terme sur autres sous-jacents" est essentiellement composée de swaps sur taux d'intérêts.

Les opérations non dénouées représentent les opérations non dénouées et dues à d'autres courtiers dans le cadre usuel des opérations d'achat de titres.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

11 Provisions

31 Décembre 2025

Intitulés (a) €M	Montant au début de la période €M	Augmentations : ajouts au cours de la période €M	Diminutions : reprises au cours de la période €M		Montant en fin de période €M
			Utilisé	Non Utilisé	
Provisions pour risques (i)	1	16	(7)	0	10
Provisions pour charges(ii)	175	120	(77)	(10)	208
Total	176	136	(84)	(10)	218

(i) Provision pour risques : principalement la pénalité de la Banque Centrale européenne pour 6,5 millions d'euros et les provisions pour litiges pour 2,5 millions d'euros.

(ii) Provision pour charges: principalement la provision relative au plan d'incitation en actions des employés pour 190 millions d'euros (2024 : 158 millions d'euros)..

Les provisions pour risques et charges comprennent principalement les engagements liés aux plans d'attribution d'actions aux employés,incluent également une provision pour les comptes épargne-temps, les congés sabbatiques, les récompenses d'ancienneté (Jubilee Plan) ainsi que pour l'indemnité de départ à la retraite.

À la suite d'une enquête de la Banque centrale européenne (« BCE ») menée en 2025, une provision de 6,5 millions d'euros a été constatée en décembre 2025. Le 20 février 2026, la BCE a infligé une amende de 6,2 millions d'euros liée à l'utilisation d'options sur obligations souveraines dans les modèles internes. La Société a été tenue de régler cette amende au plus tard le 27 mars 2026.

31 Décembre 2024

Intitulés (a) €M	Montant au début de la période €M	Augmentations : ajouts au cours de la période €M	Diminutions : reprises au cours de la période €M		Montant en fin de période €M
			Utilisé	Non Utilisé	
Provisions pour risques (i)	1	4	(3)	(1)	1
Provisions pour charges(ii)	128	92	(50)	5	175
Total	129	96	(53)	4	176

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

12 Dettes subordonnées

	31 Décembre 2025 €M	31 Décembre 2024 €M
Dette subordonnée	1,340	1,340
Intérêts sur dettes subordonnée	-	-
Total	**1,340**	**1,340**

Au 31 Décembre 2025, le montant de la dette subordonnée est de 1 340 millions d'euros (2024 : 1,340 millions d'euros) correspondant à un emprunt subordonné à longterme auprès d'une société du Groupe. Le prêt est non garanti, avec une échéance connue, et un total d'autorisation de 1 340 millions d'euros au taux euro court terme (Euro Short Term Rate « ESTR ») publié par la Banque Centrale européenne.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

13 Capitaux Propres hors FRBG

Tableau récapitulatif des mouvements des capitaux propres (hors FRBG) sur la période :

	Capital	Prime d'émission	Réserve légale	Autres Réserves	Résultat	Total
	€M	€M	€M	€M	€M	€M
Position au 31 Décembre 2023	**7,976**	-	-	**(14)**	**104**	**8,066**
Augmentation de capital	1,376	-	-	-	-	1,376
2023 Profit allouée en autres réserves	-	-	4	100	(104)	-
Résultat de l'exercice	-	-	-	-	61	61
Position au 31 Décembre 2024	**9,352**	-	**4**	**86**	**61**	**9,503**
Augmentation de capital	-	-	-	-	-	-
2024 Profit allouée en autres réserves	-	-	3	58	(61)	-
Résultat de l'exercice	-	-	-	-	165	165
Position au 31 Décembre 2025	**9,352**	-	**7**	**144**	**165**	**9,668**

Au 31 décembre 2025, le capital social émis de la Société, d'un montant de 9 352 760 000 euros, était composé de 935 276 000 actions ordinaires d'une valeur nominale de 10 euros chacune.

Au cours de l'exercice et au 31 décembre 2025, 99,90 % du capital social était détenu par NB Holdings Corporation, et les 0,10 % restants étaient détenus par Merrill Lynch Group Holdings I, L.L.C.

Le bénéfice de l'exercice précédent, soit 61 millions d'euros, a été entièrement affecté par décision des actionnaires à la suite de l'approbation des états financiers 2024 ; dont 58 millions d'euros ont été affectés aux autres réserves et 3 millions d'euros à la réserve légale.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

14 Bilan par devises

31 Décembre 2025

	EUR *€M*	USD *€M*	Autres devises *€M*	Total *€M*
Total Bilan	61,907	45,358	4,942	112,207

31 Décembre 2024

	EUR *€M*	USD *€M*	Autres devises *€M*	Total *€M*
Total Bilan	62,080	44,882	3,547	110,509

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

15 Notionnels des instruments financiers à terme par type de marché et de contrat

Le tableau ci-dessous résume les positions notionnelles de dérivés par type de marché, instrument et selon leur maturité résiduelle :

31 Décembre 2025

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Opérations fermes	**1,188,021**	**701,082**	**1,485,945**	**911,731**	**4,286,779**
Marché organisé	-	-	-	-	-
Contrats sur taux d'intérêt	-	-	-	-	-
Marché de gré à Gré	**1,188,021**	**701,082**	**1,485,945**	**911,731**	**4,286,779**
Contrats sur taux d'intérêt	858,263	562,779	1,240,141	892,680	3,553,863
Contrats sur cours de change	268,760	48,060	16,218	601	333,639
Contrats sur autres sous-jacents	60,998	90,243	229,586	18,450	399,277
Opérations conditionnelles	**156,569**	**250,056**	**315,684**	**65,761**	**788,070**
Marché organisé	**37,423**	**43,867**	**19,861**	**660**	**101,811**
Contrats sur taux d'intérêt	-	-	-	-	-
Contrats sur cours de change	-	-	-	-	-
Contrats sur autres sous-jacents	37,423	43,867	19,861	660	101,811
Marché de gré à Gré	**119,146**	**206,189**	**295,823**	**65,101**	**686,259**
Contrats sur taux d'intérêt	69,063	163,158	256,540	56,335	545,096
Contrats sur cours de change	31,800	16,164	5,631	613	54,208
Contrats sur autres sous-jacents	18,283	26,867	33,652	8,153	86,955
Total	**1,344,590**	**951,138**	**1,801,629**	**977,492**	**5,074,849**

Les expositions de dérivés sont passées de 4,487 milliards d'euros à 5,075 milliards d'euros au courant de l'année.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

15 Notionnels des instruments financiers à terme par type de marché et de contrat (suite)

31 Décembre 2024

	inférieure à 3 mois €M	3 mois à 1 an €M	1 an à 5 ans €M	supérieure à 5 ans €M	Total €M
Opérations fermes	**796,628**	**685,005**	**1,366,556**	**959,183**	**3,807,372**
Marché organisé	-	-	-	-	-
Contrats sur taux d'intérêt	-	-	-	-	-
Marché de gré à Gré	**796,628**	**685,005**	**1,366,556**	**959,183**	**3,807,372**
Contrats sur taux d'intérêt	353,581	566,939	1,156,235	941,438	3,018,193
Contrats sur cours de change	391,876	55,832	16,469	183	464,360
Contrats sur autres sous-jacents	51,171	62,234	193,852	17,562	324,819
Opérations conditionnelles	**160,490**	**206,272**	**247,783**	**65,539**	**680,084**
Marché organisé	**39,741**	**64,213**	**21,890**	**1,608**	**127,452**
Contrats sur taux d'intérêt	-	-	-	-	-
Contrats sur cours de change	-	-	-	-	-
Contrats sur autres sous-jacents	39,741	64,213	21,890	1,608	127,452
Marché de gré à Gré	**120,749**	**142,059**	**225,893**	**63,931**	**552,632**
Contrats sur taux d'intérêt	39,475	96,791	197,125	54,866	388,257
Contrats sur cours de change	70,316	28,711	3,543	286	102,856
Contrats sur autres sous-jacents	10,958	16,557	25,225	8,779	61,519
Total	**957,118**	**891,277**	**1,614,339**	**1,024,722**	**4,487,456**

BofA Securities Europe SA
NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

16 Dérivés de trading

En matière de contrats de dérivés, la Société conclut des conventions générales de compensation de type International Swaps and Derivatives Association, Inc. (“ISDA”) ou des conventions similaires (“conventions générales de compensation”) avec ses contreparties. Les conventions générales de compensation offrent dans certaines circonstances une protection en cas de faillite, et permettent dans certains cas de compenser les créances et les dettes auprès de la même contrepartie, à des fins de gestion du risque. Ces accords sont négociés de manière bilatérale, et peuvent nécessiter des modalités complexes. L’applicabilité des conventions générales de compensation en vertu des lois sur la faillite dans certains pays n’est pas systématique, et les créances et les dettes avec des contreparties dans ces pays sont enregistrées en conséquence sur une base brute à des fins d’évaluation des risques. En outre, pour réduire le risque de perte, la Société exige généralement des garanties autorisées par des documents tels que des accords de rachat de titres ou une Annexe au contrat ISDA dite Credit Support Annex (“CSA“). D’un point de vue économique, la Société évalue les expositions au risque nettes de garanties connexes répondant à des normes spécifiques.

Ventilation des notionnels et de la valeur de marché des dérivés par type d’instrument et de sous-jacent:

31 Décembre 2025

	Notionnel *€M*	MtM - Dérivés à l'actif *€M*	MtM - Dérivés au Passif *€M*
Opérations fermes	**4,286,779**	**29,352**	**31,356**
Contrats sur autres sous-jacents	333,639	4,797	4,854
Autres contrats	3,953,140	24,555	26,502
Opérations conditionnelles	**788,070**	**3,600**	**4,310**
Contrats sur cours de change	545,096	1,762	1,808
Contrats sur autres sous-jacents	54,208	306	313
Autres contrats	188,766	1,532	2,189
Total	**5,074,849**	**32,952**	**35,666**

31 Décember 2024

	Notionnel *€M*	MtM - Dérivés à l'actif *€M*	MtM - Dérivés au Passif *€M*
Opérations fermes	**3,807,372**	**28,619**	**31,615**
Contrats sur autres sous-jacents	464,360	7,757	8,389
Autres contrats	3,343,012	20,862	23,226
Opérations conditionnelles	**680,084**	**5,760**	**6,050**
Contrats sur cours de change	388,257	1,980	2,027
Contrats sur autres sous-jacents	102,856	1,873	1,880
Autres contrats	188,971	1,907	2,143
Total	**4,487,456**	**34,379**	**37,665**

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

17 Intérêts et produits assimilés

	31 Décembre 2025	31 Décembre 2024
	€M	€M
Intérêts et produits assimilés sur opérations avec les établissements de crédit	2	18
Intérêts et produits assimilés sur opérations avec la clientèle	3,347	5,250
Intérêts et produits assimilés sur obligations & autres titres à revenus fixes	389	470
Autres intérêts et produits assimilés	107	195
	3,845	5,933

18 Intérêts et charges assimilées

	31 Decembre 2025	31 Decembre 2024
	€M	€M
Intérêts et charges assimilées sur opérations avec les établissements de crédit	2,926	4,744
Intérêts et charges assimilées sur opérations avec la clientèle	440	554
Intérêts et charges assimilées sur obligations & autres titres à revenus fixes	238	252
Autres intérêts et charges assimilées	-	-
Intérêts sur dette subordonnée	85	177
	3,689	5,727

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

19 Commissions

	31 Décembre 2025	31 Décembre 2024
	€M	€M
Produits sur opérations sur titres	54	51
Produits sur opérations d'hors-bilan	199	60
Produits sur prestations de services financier	91	243
Commissions (produits)	**344**	**354**
Charges d'exploitation bancaire	117	116
Charges sur prestations de services financiers	129	130
Commissions (charges)	**246**	**246**

Les produits et charges des commissions se rapportent principalement aux frais de courtage résultant des activités de la Société dans l'exécution des ordres des clients et ce essentiellement pour les achats et ventes de titres négociés sur les marchés financiers.

Les revenus issus des commissions sur prestation de services financiers représentent 165 millions d'euros (2024: 169 millions d'euros). Ils proviennent des émissions de titres dans le cadre des activités Equity et Debt Capital Market.

Les commissions de prise ferme comprennent également des frais bancaires pour un montant de 34 millions d'euros (2024 : 60 millions d'euros)

Les revenus de commissions de courtage s'élèvent à 81 millions d'euros (2024 : 78 millions d'euros).

20 Gains ou pertes sur opérations des portefeuilles de négociation

	31 Décembre 2025	31 Décembre 2024
	€M	€M
Solde des opérations sur titres de transaction	1,117	709
Solde des opérations sur instruments financiers	32	(107)
Solde des opérations de change	(312)	9
	837	**611**

Ce revenu reflète les performances des activités de négociation des lignes de métiers de la Société. Ces métiers opèrent en grande partie par le biais de contrats dérivés avec des grandes entreprises ou des investisseurs institutionnels.

BofA Securities Europe SA

**NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025**

21 Gains ou pertes sur opérations des portefeuilles de placement et assimilés

Au titre de l'exercice un gain de 4.0 millions d'euros a été enregistrés sur opérations de portefeuille de placement et assimilé (2024: 5 millions d'euros).

Le portefeuille de placement a fait l'objet d'une dépréciation. Aucune moins-value latente a été portée en résultat de l'exercice. (2024: Aucune moins-value latente a été portée en résultat de l'exercice).

22 Autres produits d'exploitation bancaire & other banking expenses

	31 Décembre 2025	31 Décembre 2024
	€M	*€M*
Produits divers d'exploitation bancaire	381	310
Autres produits d'exploitation bancaire	**381**	**310**
Charges divers d'exploitation bancaire	423	371
Autres Charges d'exploitation bancaire	**423**	**371**

Les autres produits bancaires comprennent des frais bancaires de 3 millions d'euros (2024 : 6 millions d'euros) ainsi que des produits de prestations de services intragroupe de 378 millions d'euros (2024 : 304 millions d'euros).

Les autres charges bancaires comprennent des charges bancaires de 22 millions d'euros (2024 : 3 millions d'euros) et des charges de prestations de services intragroupe de 401 millions d'euros (2024 : 368 millions d'euros).

Les autres produits et charges d'exploitation bancaire comprennent principalement les refacturations liées aux opérations réalisées avec les autres sociétés du Groupe à savoir :
- Des produits de prestations de services de trading à distance de 170 millions d'euros (2024 : 114 millions d'euros) et des charges de 176 millions d'euros (2024 : 144 millions d'euros),
- Des produits de prestations de services de vente de 111 millions d'euros (2024 : 95 millions d'euros) et des charges de 30 millions d'euros (2024 : 32 millions d'euros),
- Des produits de prestations de services de courtage de 80 millions d'euros (2024 : 92 millions d'euros) et des charges de 59 millions d'euros (2024 : 51 millions d'euros),
- Des produits de prestations de services bancaires de 17 millions d'euros (2024 : 3 millions d'euros) et des charges de 130 millions d'euros (2024 : 136 millions d'euros),
- Des produits de prestations de services de recherche de 0 million d'euros (2024 : 0 million d'euros) et des charges de 6 millions d'euros (2024 : 5 millions d'euros)

Ces produits et charges de prestations de services intragroupe proviennent des services fournis par la Société au reste du groupe BAC et de ceux reçus de ce dernier. Les prestations sont valorisées selon le principe de pleine concurrence, conformément à la politique mondiale de prix de transfert du groupe BAC.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

23 Charges générales d'exploitation

Charges de personnel

	31 Décembre 2025	31 Décembre 2024
	€M	€M
Salaires et traitement	214	157
Charges de retraite	21	19
Autres charges sociales	71	54
Impôts et taxes sur rémunérations	-	-
Droits à actions	58	76
Total charges de personnel	**364**	**306**

La Société compte un effectif moyen de 500 employés sur la durée de l'exercice (2024: 462 employés) et un total de 501 employés au 31 Décembre 2025 (2024: 471 employés).

Les autres charges sociales comprennent essentiellement les prélèvements relatifs aux cotisations sociales pour les employés (Unions de Recouvrement des cotisations de Sécurité Sociale et d'Allocations Familiales (URSSAF) principalement).

Autres charges administratives

	31 Décembre 2025	31 Décembre 2024
	€M	€M
Impôt et taxes	67	75
Services extérieurs	67	56
Autres charges d'exploitation	276	333
	410	464

Total autres charges administratives

Les impôts et taxes sont constitués de la taxe sur la valeur ajoutée non-récupérable, des charges CVAE et C3S ainsi que des taxes sur les transactions financières.

Les autres charges d'exploitation comprennent principalement la refacturation de prestations de service obtenues auprès des autres sociétés du Groupe (Legal Entity Shared Expenses) pour un montant de 260 millions d'euros (2024: 320 millions d'euros). Les charges sont calculées selon le principe de pleine concurrence afin de refléter la contribution économique des sociétés affiliées, conformément aux principes de la Politique Globale des Prix de transfert du Groupe Bank of America Corporation.

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

24 Coût du risque

	31 Décembre 2025 €M	31 Décembre 2024 €M
Balance à l'ouverture	-	1
Dotation	-	-
Reprise	-	(1)
Total à la clôture	-	-

En 2025, le coût du risque est présenté comme nul, en raison de l'arrondi au million le plus proche. Le coût du risque se rapporte au défaut de paiement sur une position sur titres, pour laquelle la provision avait été reprise en 2024.

25 Impôt sur les bénéfices

Après retraitements, comprenant la réintégration de certaines charges non déductibles, notamment des ajustements de temporalité relatifs à la rémunération du personnel et des limitations concernant la déductibilité des charges d'intérêts, la Société dégage un bénéfice fiscal pour l'impôt sur les sociétés.

La charge d'impôt sur les sociétés pour l'exercice s'élève à 114 millions d'euros (2024 : 38 millions d'euros).

Au 31 décembre 2025, le taux d'impôt sur les sociétés applicable est de 25,83 %, correspondant au taux légal de droit commun, incluant la contribution sociale additionnelle. Par ailleurs, les entités dont le chiffre d'affaires annuel est supérieur ou égal à 3 milliards d'euros sont soumises à une contribution exceptionnelle à l'impôt sur les sociétés. Cette contribution est prélevée à hauteur de 10,3 % du bénéfice imposable moyen des exercices 2024 et 2025. En conséquence, le taux effectif global d'imposition s'élève à environ 41 % au 31 décembre 2025.

La législation Pilier Deux, relative aux règles d'inclusion du revenu (*Income Inclusion Rules – IIR*) et à la taxe nationale complémentaire minimale française (*Qualified Domestic Minimum Top-Up Tax – QDMTT*), est entrée en vigueur en France le 1er janvier 2024, imposant une taxation minimale de 15 %. La Société serait redevable d'une taxe complémentaire si le taux effectif GloBE (*Global Anti-Base Erosion*) du Groupe BAC en France descendait en dessous de ce seuil. Pour 2024 et 2025, aucune charge d'impôt n'a été constatée puisque le taux GloBE du Groupe en France excède 15 %.

La règle sur les bénéfices insuffisamment imposés (« UTPR »), qui entre en vigueur le 1er janvier 2025, agit comme un mécanisme de sauvegarde au sein du dispositif Pilier Deux en allouant un impôt complémentaire lorsqu'un groupe n'a pas de société mère située dans une juridiction ayant mis en œuvre le Pilier Deux. Étant donné les taux d'imposition plus élevés du Groupe dans ses principales juridictions, l'exposition de la Société à l'UTPR devrait être négligeable.

Par ailleurs, le 28 juin 2025, les pays du G-7 ont publié une déclaration annonçant leur intention de mettre en place un système « côte-à-côte » dans le cadre du Pilier Deux, en vertu duquel les États-Unis seraient reconnus comme disposant d'un régime fiscal complet couvrant l'ensemble de leurs revenus nationaux et étrangers. Cette reconnaissance exempterait les groupes ayant une société mère américaine ainsi que leurs filiales de l'application de l'UTPR et de l'IIR. Le 13 août 2025, l'OCDE a ensuite transmis aux délégués du groupe de travail Pilier Deux des documents proposant des options

de modifications nécessaires pour adopter ce système « côte-à-côte ». Bien que ces mesures ne soient pas encore en vigueur, leur adoption renforcerait encore la protection des filiales de Bank of America face aux effets du Pilier Deux.

Quoi qu'il en soit, il est probable que BofASE ne serait pas exposée à une charge significative au titre de l'UTPR au regard de la législation actuelle.

26 Rémunération des commissaires aux comptes

La Société a engagé les frais suivants avec ses commissaires aux comptes pour la certification légale des états financiers annuels de la Société ainsi que pour d'autres prestations professionnelles requises par la loi :

31 Decembre 2025

	BDO	PwC	Total
	€000	€000	€000
Audit statutaire 2025	373	783	1,156
Audit statutaire 2024 (régularisation)	9	-	9
Assurance légale des informations en matière de durabilité pour l'exercice 2025	-	-	-
Autres services pour l'exercice 2025	103	351	454
Autres services pour l'exercice 2024 (régularisation)	-	-	-
Total	**485**	**1,134**	**1,619**

- Les services autres que la Certification des Comptes au 31 décembre 2025 comprennent notamment 454 mille euros au titre de l'audit des comptes IFRS, de la protection des avoirs, du rapport sur le cantonnement, de l'exempt report SEC rule (2024: 430 mille euros)

31 Décembre 2024

	BDO	PwC	Total
	€000	€000	€000
Audit statutaire 2024	364	763	1,127
Audit statutaire 2023 (régularisation)	-	-	-
Assurance légale des informations en matière de durabilité pour l'exercice 2024	-	-	-
Autres services pour l'exercice 2024	100	330	430
Autres services pour l'exercice 2023 (régularisation)	-	-	-
Total	**464**	**1,093**	**1,557**

BofA Securities Europe SA

NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025

27 Information sectorielle

Les résultats de la Société proviennent entièrement de l'activité Global Banking and Markets, qui représente une seule catégorie d'activité. Au sein de Global Banking and Markets, trois principales lignes de métiers opèrent dans la Société. Les lignes de métier de la Société sont Equities, Fixed Income, Currencies and Commodities (FICC) et Global Banking.

La Société opère dans trois régions géographiques, en Europe, Moyen-Orient et Afrique ("EMEA"), en Amérique ("Americas") et en Asie Pacifique ("APAC"). En raison de la nature hautement intégrée des marchés financiers internationaux, la Société évalue ses performances par région selon la structure des unités d'exploitation utilisée pour gérer les fonds ou les charges mis en oeuvre dans la région, selon le cas.

Le tableau ci-dessous présente le chiffre d'affaires total de la Société par zone géographique :

31 Décembre 2025

	EMEA €M	Americas €M	APAC €M	Total €M
+ Intérêts et produits assimilés	3,500	310	35	3,845
+ Commissions (produits)	302	25	17	344
+/- Gains ou pertes sur opérations des portefeuilles de négociation	477	26	334	837
+ Autres produits d'exploitation bancaire	372	9	-	381
Total	**4,651**	**370**	**386**	**5,407**

31 Décembre 2024

	EMEA €M	Americas €M	APAC €M	Total €M
+ Intérêts et produits assimilés	5,330	571	32	5,933
+ Commissions (produits)	314	17	23	354
+/- Gains ou pertes sur opérations des portefeuilles de négociation	221	44	346	611
+ Autres produits d'exploitation bancaire	262	48	-	310
Total	**6,127**	**680**	**401**	**7,208**

BofA Securities Europe SA

**NOTES ANNEXES AUX ETATS FINANCIERS
AU 31 DECEMBRE 2025**

28 Eléments sur le risque de contrepartie

Risque de credit

Le risque de crédit représente la perte potentielle résultant de l'incapacité ou du manquement d'un emprunteur ou d'une contrepartie à remplir ses obligations. Le risque de crédit naît lorsque la Société s'engage envers, ou conclut un contrat avec, un emprunteur ou une contrepartie. La Société définit l'exposition au risque de crédit envers un emprunteur ou une contrepartie comme la perte potentielle résultant de prêts, baux, dérivés et autres octrois de crédit.

La gestion du risque de crédit comprend les processus suivants :
• Montage du crédit
• Gestion du portefeuille
• Activités de réduction des pertes

En tant que l'une des sociétés d'investissement de Bank of America Corporation (« BAC ») dans l'Union européenne (UE), la Société propose une gamme complète de produits en Equity Sales & Trading, Fixed Income, Currencies and Commodities (FICC) Sales & Trading et Capital Markets, ainsi que de la recherche financière. Les produits négociés représentent la majorité de l'exposition de la Société au risque de crédit.

29 Société consolidante

Les comptes de BofASE sont consolidés par intégration globale dans les comptes de Bank of America Corporation (siège social : Bank of America Corporate Center, 100 North Tryon Street, Charlotte, NC 28255). Ces états financiers présentent des informations concernant la Société prise individuellement.

30 Rémunération des dirigeants

Les dirigeants effectifs de la Société ne sont pas rémunérés au titre de leurs mandats sociaux. Les jetons de présence alloués aux directeurs non-exécutifs s'élèvent à 829,318 euros (2024: 757 288 euros).

31 Avances aux dirigeants

Conformément au code de commerce (article L.227-10), aucune avance de trésorerie ou prêt n'a été consenti aux dirigeants sociaux (2024: aucune avance de trésorerie ou prêt n'a été consenti aux dirigeants sociaux).

32 Evénements postérieurs à la clôture sans incidence sur les états financiers en date de clôture

Aucun événement significatif n'est survenu depuis la clôture de l'exercice qui aurait affecté la situation financière de la Société s'il avait été appliqué de manière rétrospective depuis la date de clôture.